Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

March 16, 2020

VIA EDGAR and federal express

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Tim Buchmiller and Suzanne Hayes

Re:	Calliditas Therapeutics AB Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 28, 2020 CIK No. 0001795579

Dear Mr. Buchmiller and Ms. Hayes:

This letter is being submitted on behalf of Calliditas Therapeutics AB (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Draft Registration Statement on Form F-1 confidentially submitted on February 28, 2020 (“Amendment No. 2”), as set forth in your letter dated March 6, 2020 addressed to Ms. Aguiar-Lucander, Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Budenofalk for Autoimmune Hepatitis, page 111

1.	We note your response to comment 4 and agree that the relevant analysis is whether your business is substantially dependent on the Falk agreement. Please provide us with a detailed analysis supporting your believe that your plans to seek regulatory approval and commercialize Budenfalk are not substantially dependent on your agreement with Dr. Falk Pharma GmbH. Your analysis should address how you could commercialize Budenofalk without in-licensing Budenofalk 3 mg oral capsules from Dr. Falk Pharma. Additionally, to the extent your license with Dr. Falk Pharma permits you to use Dr. Falk Pharma's clinical data for purposes of seeking orphan drug designation or FDA approval, please explain how you would meet the requirements without Dr. Falk Pharma's clinical data, and the additional time and expense you might incur in creating your own clinical data for these purposes.

Mr. Buchmiller and Ms. Hayes

Division of Corporation Finance

March 16, 2020

RESPONSE: The Company acknowledges the Staff’s comment and additionally references the earlier letter dated February 18, 2020 addressed to Ms. Aguiar-Lucander. In the Staff’s initial comment from that letter, the Staff gave the Company the option in relation to the Budenofalk for Autoimmune Hepatitis disclosure to “. . . revise your summary to remove the program from the pipeline table and provide additional disclosure emphasizing the nature of your early stage upcoming discussions with the FDA.” Based on the Staff’s guidance, the Company advises the Staff that it intends to revise its disclosure in a future amendment to its registration statement as described in further detail below.

The Company intends to revise its pipeline tables, as they appear on pages 5 and 100 of Amendment No. 2, to remove Budenofalk from the table itself, but text will be placed below describing the Company’s intentions with respect to developing the drug in the United States for the treatment of Autoimmune Hepatitis, which text is consistent with the Company’s disclosures about this program elsewhere in the registration statement.

“Our Pipeline

The following table summarizes the development stage and status of our portfolio of [key] product candidates:

(1) Pursuing accelerated approval pathway in the United States, an expedited pathway, and conditional approval pathway in the European Union.

(2) Pursuing under the Section 505(b)(2) pathway in the United States and, as applicable, the hybrid application pathway in the European Union.

[In addition, we have in-licensed Budenofalk 3 mg oral capsules and intend to develop Budenofalk in the United States for the treatment of Autoimmune Hepatitis.]”

Mr. Buchmiller and Ms. Hayes

Division of Corporation Finance

March 16, 2020

The Company also intends to include in a future amendment to its registration statement its revised disclosure on page 111 to read as follows:

“Budenofalk for Autoimmune Hepatitis

We have exclusively in-licensed Budenofalk 3 mg oral capsules for the U.S. market from Falk Pharma. Budenofalk is a formulation of budesonide originally developed to treat Crohn’s disease. Our license covers all indications for the United States market, excluding orphan indications outside of liver targets. Budenofalk has been tested in a large, randomized, controlled clinical trial in AIH patients and is approved for the treatment of AIH in [several countries in] Europe, but there has been no clinical development or regulatory approval in the United States. In addition, Budenofalk has been approved for the treatment of Crohn’s disease and acute episodes of collagenous colitis in [several countries in] Europe, but regulatory approval was never pursued in the United States. We [therefor] believe Budenofalk [also] has the potential to address AIH for patients in the United States. We have received orphan drug designation for the treatment of AIH [using budesonide] by the FDA, and we anticipate discussing our development plans for AIH with the FDA in 2020. [In these discussions with the FDA, we intend to share the data set we obtained pursuant to the Falk agreement to explore an accelerated approval of Budenofalk for AIH in the United States, an expedited pathway, under the Section 505(b)(2) new drug application process. If the FDA does not perceive any added value related to the Budenofalk data set with respect to a potential approval, we likely will need to assess whether to proceed with Budenofalk or Nefecon to create the clinical data set required for such Section 505(b)(2) accelerated pathway. Without yet having had any discussions with the FDA, we believe that the time and effort under such a scenario might be identical, irrespective of whether we elect to proceed with Budenofalk or Nefecon.]”

Calliditas Therapeutics AB and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Auditors' Fee, page F-21

2.	You noted "Other Audit Activities" as "services in accordance with a special agreement on financial statements." Please describe to us specifically what these audit activities relate to.

RESPONSE: The Company respectfully advises the Staff that the Other Audit Activities were (i) guidance in connection with the Company’s earlier initial public offering on Nasdaq Stockholm in 2018, and (ii) the Public Company Accounting Oversight Board (United States), or PCAOB, uplift required in connection with the Company’s planned initial public offering and listing on Nasdaq in the United States. Neither the Company nor its auditors believe that the additional services provided by the auditors affect (or are likely to affect) the judgment of the Company or the auditors as to the independence of the auditors with respect to the Company under PCAOB or home country rules.

* * *

Mr. Buchmiller and Ms. Hayes

Division of Corporation Finance

March 16, 2020

Should you have further comments or questions with regard to the foregoing, please contact the undersigned at (212) 813-8821.

Sincerely, /s/ Kristopher D Brown, Esq.

cc:	Renée Aguiar-Lucander, Calliditas Therapeutics AB

Fredrik Johansson, Calliditas Therapeutics AB

James Xu, Esq., Goodwin Procter LLP

Michael Rosenberg, Esq., Goodwin Procter LLP

Divakar Gupta, Esq., Cooley LLP

Marc A. Recht, Esq., Cooley LLP

Joshua A. Kaufman, Esq., Cooley LLP

Madison A. Jones, Esq., Cooley LLP